INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 18, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of Bahl & Gaynor Income Growth Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeff Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 12, 2024, on the Registrant’s Preliminary Proxy Statement filed on April 5, 2024. Responses to all of the comments are included below and, as appropriate, will be reflected in the Definitive Proxy Statement that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

1.	Please confirm that all information required by Item 22(c) of Schedule 14A has been disclosed.

Response: The Registrant confirms that all required information by Item 22(c) of Schedule 14A has been included in the Proxy Statement.

2.	Please confirm whether Advisors Asset Management, Inc. received compensation from Bahl & Gaynor, Inc. with respect to the investment advisory change.

Response: As disclosed in the proxy statement, AAM informed the Board that as part of the resolution of litigation and certain commercial disputes between AAM and Bahl & Gaynor unrelated to the management of the Fund, AAM no longer wished to serve as the investment advisor to the Fund and recommended the appointment of Bahl & Gaynor as the investment advisor to the Fund. The Trust understands that AAM received and will receive payments over time from Bahl & Gaynor in connection with the settlement of the litigation and commercial disputes between the firms; however, there is no allocation of the total payment amount to particular aspects of the settlement agreement, AAM made no assurances about Bahl & Gaynor’s appointment as the Fund’s investment advisor, the effectiveness of the settlement agreement was not contingent on Bahl & Gaynor’s appointment as the Fund’s investment advisor, and there is no adjustment to the settlement amount if Bahl & Gaynor were not appointed as the Fund’s investment advisor.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Vice President

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